

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

Via E-mail
Richard R. Dykhouse
CCH I, LLC
Executive Vice President, General Counsel and Corporate Secretary
400 Atlantic Street
Stamford, Connecticut 06901

> **Re:** **CCH I, LLC**
> **Amendment No. 1 to Form S-4**
> **Filed January 12, 2015**
> **File No. 333-200809**

Dear Mr. Dykhouse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1; however, we are unable to agree. The reorganization must be viewed together with the Transactions (as defined on page 3 and illustrated on pages 16 and 17). The significant investment in GreatLands, exchange of cable systems and purchase of cable systems—all part of the Transactions Agreement and collectively the impetus for the reorganization—dramatically change the nature of Charter's shareholders' investment. For instance, we note the change in Charter's footprint before and after the Transactions from the fourth to the second-largest cable provider. As necessitated by Rule 145, please revise to register the New Charter shares being issued to Charter shareholders.

Richard R. Dykhouse
CCH I, LLC
January 21, 2015
Page 2

Questions and Answers about the Transactions and the Special Meeting, page 4

2.   You should consider adding another Q&A that addresses the likelihood that the Company proceeds with the Transactions if shareholder approval is not obtained. In this regard, you should clarify whether the Board intends to proceed with the Transactions including the share exchange with GreatLands if shareholder approval is not obtained but the number of shares to be issued does not require shareholder approval under the Nasdaq's Listing Rules.

Risk Factors, page 27

3.   We note that Charter's 2014 executive compensation information is not expected to be provided in this registration statement. If true, you should consider including a risk factor highlighting potential conflicts of interest of Charter's management stemming from any anticipated 2014 compensation linked specifically to the negotiation and execution of the Transactions Agreement.

GreatLand Connections expects its programming expenses to increase considerably immediately following the Spin-Off, page 38

4.   We note your response to comment 6. Although confidentiality agreements may prevent you from quantifying the increase in programming costs, the last sentence of the risk factor should be revised to make clear that Charter's programming costs, even after the synergies provided by the Transactions, are considerably higher than Comcast's programming costs.

Opinion of LionTree Advisors LLC, page 61

5.   We note your response to comment 12. Please revise your disclosure to state that, from the data presented, LionTree concluded the multiples paid in the Transactions were within the range of the selected transactions.

Opinion of Goldman Sachs & Co., page 68 and Selected Precedent Transactions Analysis, page 74

6.   We note your responses to comments 13 & 14. We note these analyses were undertaken to compare the multiples for the selected companies and transactions to the multiples for Net acquired systems and GreatLand Connections. Please disclose how the multiples

compared. It appears multiples for the Net acquired systems and Greatland were outside the range and below the medians.

Accounting Treatment, page 81

7.   We have considered your response to comment 15. Please address each of the following, in detail.

   a.   We note that GreatLand Connections ("GreatLand") will initially have six independent board members and that three of the six were to be selected by Comcast from a list of potential nominees provided by Charter.
      i   Please explain the business reason why Charter was provided with the ability to identify the list of potential board nominees for Comcast.
      ii   Please also explain why Charter was provided with the ability to identify the list of potential board nominees for Comcast prior to the completion of the transactions. Additionally, clarify Charter's equity ownership in GreatLand prior to the completion of the transactions.
      iii Please clarify whether or not there were any guidelines for Charter for the list of nominees, including but not limited to, the number of nominees on the list, and nominee qualifications.
      iv   Please explain what would have occurred if Comcast did not believe the nominees were "reasonably acceptable," including, but not limited to, how many times that Comcast can refuse the nominees provided by Charter and how disputes are resolved.
   b.   Explain how it was determined that the Charter CEO will be Chairman of GreatLand's board of directors.
   c.   Explain how long the Charter CEO will remain as the Chairman.
   d.   Identify the rights and responsibilities of Greatland's Chairman.
   e.   We note that one member of the board of directors from each class noted in your response will be subject to vote and approval by the shareholders of Greatland on an annual basis.
      i   Please clarify who is responsible for nominating candidates for the board of directors.
      ii   Please clarify who will determine and how it will be determined which of the initially appointed board members in each class, noted in your response, will have his or her term expire in year 1, year 2 and year 3.
      iii Please clarify the term of each board member that is appointed.

Richard R. Dykhouse
CCH I, LLC
January 21, 2015
Page 4

Material U.S. Federal Income Tax Consequences, page 82

8.   We note your response to comment 16 and are unable to agree. Your Form S-4, not
        GreatLand Connections Form S-1, covers the exchange of New Charter shares for
        GreatLand Connections shares. Form S-4 requires that the material tax consequences to
        the recipients of the registered shares be provided a discussion in the Form S-4 of the
        material tax consequences of the share exchange. An opinion of counsel covering such
        material tax consequences must also be included with the S-4. Therefore we reissue our
        prior comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
       Steven A. Cohen
       Wachtell, Lipton, Rosen & Katz